STATEMENT OF INVESTMENTS

General Municipal Money Market Fund

August 31, 2006 (Unaudited)

Short-Term Investments--102.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--1.2%				
Birmingham Industrial Development Board, SWDR (American Cast Iron Co. Project) (LOC; Southtrust Bank)	3.72	9/7/06	3,825,000 a	3,825,000
The Industrial Development Board of the City of Fultondale, IDR (Melsur Corp. Project) (LOC; Amsouth Bank)	3.56	9/7/06	3,390,000 a	3,390,000
Troy Health Care Authority, LR (Southeast Alabama Rural Health Associates Project) (LOC; Regions Bank)	3.46	9/7/06	2,570,000 a	2,570,000
Arizona--3.0%				
Phoenix Industrial Development Authority, Revenue (Valley of the Sun YMCA Project) (LOC; Bank of America)	3.57	9/1/06	5,200,000 a	5,200,000
Roaring Fork Municipal Products LLC (Pima County Industrial Development Authority) (GIC; Trinity Funding Corporation and Liquidity Facility; The Bank of New York)	3.56	9/7/06	8,944,000 a,b	8,944,000
Roaring Fork Municipal Products LLC, Revenue (GIC; Trinity Funding Corporation and Liquidity Facility; The Bank of New York)	3.56	9/7/06	9,750,000 a,b	9,750,000
Arkansas--.8%				
Arkansas Development Finance Authority, MFHR (Chapelridge of Cabot Housing Project) (LOC; Regions Bank)	3.49	9/7/06	6,675,000 a	6,675,000
California--2.3%				
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	3.51	9/7/06	18,191,232 a,b	18,191,232
Colorado--2.8%				
City and County of Denver, Airport Revenue (Insured; FSA and Liquidity Facility; Merrill Lynch)	3.49	9/7/06	1,340,000 a,b	1,340,000

City and County of Denver, MFHR (Broadway Plaza Lofts Project) (Liquidity Facility; Merrill Lynch)	3.54	9/7/06	5,915,000 a,b	5,915,000
Colorado Educational and Cultural Facilities Authority, Revenue (EOP Charlotte JW, LLC Project) (LOC; KBC Bank)	3.47	9/7/06	10,000,000 a	10,000,000
Colorado Educational and Cultural Facilities Authority, Revenue (Vail Mountain School Project) (LOC; Key Bank)	3.50	9/7/06	5,000,000 a	5,000,000

District of Columbia--3.8%

Bank of New York Municipal Certificates Trust (GIC; Trinity Plus Funding Co. and Liquidity Facility; The Bank of New York)	3.53	9/7/06	13,766,500 a,b	13,766,500
Bank of New York Municipal Certificates Trust, Revenue (GIC; Trinity Funding Corporation and Liquidity Facility; The Bank of New York)	3.53	9/7/06	16,625,000 a,b	16,625,000

Florida--3.4%

Bay County Housing Finance Authority, SFMR (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC: FNMA and GNMA)	3.50	9/7/06	2,630,000 a,b	2,630,000
Greater Orlando Aviation Authority, Airport Facilities Revenue, Refunding (Insured; FSA and Liquidity Facility; SunTrust Bank)	3.48	9/7/06	8,000,000 a	8,000,000
Gulf Breeze Healthcare Facilities, Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG SunAmerica Assurance)	3.60	9/7/06	3,470,000 a	3,470,000
Jacksonville Economic Development Commission, Special Facility Airport Revenue (Holland Sheltair Aviation Group-Fort Lauderdale Project) (LOC; Bank of America)	3.46	9/7/06	1,000,000 a	1,000,000
Miami-Dade County Industrial Development Authority, IDR (Tarmac America Project) (LOC; Bank of America)	3.46	9/7/06	3,200,000 a	3,200,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.51	9/1/06	8,400,000	8,400,000

Georgia--6.4%

Albany-Dougherty County Hospital Authority, RAC (Phoebe Putney Memorial Hospital) (Insured; AMBAC and Liquidity Facility; Regions Bank)	3.59	9/1/06	7,700,000 a	7,700,000
Atlanta Urban Residential Finance Authority, MFHR (Lindbergh City Center Apartments Project) (LOC; Regions Bank)	3.48	9/7/06	5,000,000 a	5,000,000
Columbia County Development Authority, Private Schools Revenue (Augusta Preparatory Project) (LOC; Wachovia Bank)	3.46	9/7/06	3,100,000 a	3,100,000
Roaring Fork Municipal Products LLC, Revenue (Gwinnett County Housing Authority) (Liquidity Facility; The Bank of New York and LOC; FNMA)	3.54	9/7/06	6,065,000 a,b	6,065,000
Roswell Housing Authority, MFHR (Park Ridge Apartments Project) (Insured; FNMA)	3.48	9/7/06	8,200,000 a	8,200,000
Savannah Housing Authority, MFHR (Bradley Pointe Apartments Project) (LOC; Key Bank)	3.47	9/7/06	3,500,000 a	3,500,000
Willacoochee Development Authority, PCR (Langboard Inc. Project) (LOC; SunTrust Bank)	3.46	9/7/06	17,000,000 a	17,000,000

Hawaii--1.3%

Hawaii Department of Budget and Finance, Special Purpose Revenue (Hawaii Electric Light Company, Inc. Projects) (Insured; XLCA and Liquidity Facility; Merrill Lynch)	3.48	9/7/06	2,500,000 a,b	2,500,000
Hawaii Department of Budget and Finance, Special Purpose Revenue (Hawaii Pacific Health Obligated Group) (Liquidity Facility; Goldman Sachs and Company and LOC; Goldman Sachs Group)	3.47	9/7/06	8,000,000 a,b	8,000,000

Idaho--1.9%

Idaho Health Facilities Authority, Revenue (Saint Lukes Regional Medical Center Project) (Insured; FSA and Liquidity Facility; Bank of Montreal)	3.60	9/1/06	15,000,000 a	15,000,000

Illinois--3.8%

Chicago O'Hare International Airport, Special Facility Revenue (O'Hare Technical Center II Project) (LOC; ABN-AMRO)	3.51	9/7/06	8,000,000 a	8,000,000
Illinois Development Finance Authority, IDR (Durex Industries Project) (LOC; ABN-AMRO)	3.51	9/7/06	4,100,000 a	4,100,000
Illinois Development Finance Authority, IDR (Wisconsin Tool Project) (LOC; Bank One)	3.51	9/7/06	3,990,000 a	3,990,000
Illinois Educational Facilities Authority, Revenue (Aurora University) (LOC; Fifth Third Bank)	3.53	9/7/06	4,000,000 a	4,000,000
Roaring Fork Municipal Products LLC, Revenue (Insured; FSA and Liquidity Facility; The Bank of New York)	3.56	9/7/06	10,305,000 a,b	10,305,000
Indiana--.8%				
Indiana Finance Authority, Revenue (Lutheran Child) (LOC; National City Bank)	3.47	9/7/06	5,500,000 a	5,500,000
Indiana Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	3.50	9/7/06	975,000 a,b	975,000
Iowa--.9%				
Louisa County, PCR, Refunding (Midwest Power Systems Inc. Project)	3.58	9/7/06	7,000,000 a	7,000,000
Kansas--2.0%				
Kansas Development Finance Authority, MFHR (Delaware Highlands Assisted Living Project) (LOC; FHLB)	3.51	9/7/06	2,500,000 a	2,500,000
Midwest Tax-Exempt Bond Grantor Trust, Revenue (LOC; Huntington NB)	3.75	9/7/06	7,075,450 a,b	7,075,450
Mission, MFHR, Refunding (The Falls Apartments Project) (Insured; FNMA)	3.52	9/7/06	6,000,000 a	6,000,000
Kentucky--6.0%				
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	3.50	9/7/06	34,200,000 a	34,200,000

Kentucky Economic Development Finance Authority, Health Facilities Revenue (Kentucky Easter Seal Society Project) (LOC; Bank One)	3.48	9/7/06	2,200,000 a	2,200,000
Kentucky Economic Development Finance Authority, Industrial Building Revenue (Republic Services Inc. Project) (LOC; Bank One)	3.50	9/7/06	6,100,000 a	6,100,000
Kentucky Rural Water Finance Corporation, Public Projects Construction Notes	3.50	10/1/06	3,000,000	3,000,000
Lexington-Fayette Urban County Government, IDR (YMCA Central Kentucky Inc. Project) (LOC; Bank One)	3.53	9/7/06	1,600,000 a	1,600,000

Louisiana--.9%

Jefferson Parish Home Mortgage Authority, SFMR (Insured: FNMA and GNMA and Liquidity Facility; Lehman Liquidity LLC)	3.52	9/7/06	2,840,000 a,b	2,840,000
Louisiana Local Government Environmental Facilities and Community Development Authority, Revenue (Northwestern State University Student Housing Project) (LOC; Regions Bank)	3.49	9/7/06	2,750,000 a	2,750,000
Louisiana Public Facilities Authority, Revenue (Blood Center Properties Inc. Project) (LOC; Bank One)	3.65	9/7/06	1,600,000 a	1,600,000

Maryland--2.1%

Frederick County, Revenue (Homewood Inc. Facility) (LOC; M&T Bank)	3.68	9/7/06	9,400,000 a	9,400,000
Maryland Economic Development Corporation, Revenue (CWI Limited Partnership Facility) (LOC; M&T Bank)	3.83	9/7/06	3,395,000 a	3,395,000
Maryland Industrial Development Financing Authority, Revenue (Mercy High School Facility) (LOC; M&T Bank)	3.68	9/7/06	3,520,000 a	3,520,000

Massachusetts--1.3%

Concord, GO Notes, BAN	4.00	9/28/06	10,000,000	10,005,355

.

Michigan--.9%

Michigan,

COP (New Center Development Inc.) (Insured; MBIA)	5.25	9/1/06	4,645,000	4,645,000
Michigan Strategic Fund, LOR (D&R Paint Co. Project) (LOC; Fifth Third Bank)	3.67	9/7/06	2,465,000 a	2,465,000
Minnesota--2.5%				
Minnesota Rural Water Finance Authority, Public Projects Construction Notes	4.75	9/1/07	8,500,000	8,586,415
Roaring Fork Municipal Products LLC, Revenue (Liquidity Facility; The Bank of New York)	3.56	9/7/06	7,945,000 a,b	7,945,000
Saint Paul Housing and Redevelopment Authority, MFHR, Refunding (Hampden Square Apartments) (LOC; FNMA)	3.57	9/7/06	2,840,000 a	2,840,000
Mississippi--.4%				
Mississippi Business Finance Corporation, IDR (Bruce Furniture Industries Project) (LOC; Wachovia Bank)	3.51	9/7/06	3,500,000 a	3,500,000
Missouri--.4%				
Kansas City Industrial Development Authority, Revenue (Alphapointe Association for the Blind) (LOC; U.S. Bank NA)	3.51	9/7/06	3,385,000 a	3,385,000
Nevada--1.8%				
Clark County, IDR (Southwest Gas Corp. Project) (LOC; Bank of America)	3.50	9/7/06	6,000,000 a	6,000,000
Nevada System of Higher Education, University Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.47	9/7/06	8,125,000 a,b	8,125,000
New Hampshire--.1%				
New Hampshire Housing Finance Authority, SFHR (Merlots Program) (Liquidity Facility; Wachovia Bank)	3.50	9/7/06	455,000 a,b	455,000
New Mexico--1.1%				
New Mexico Housing Authority, Region III, MFHR (Cottonwood Apartments Project)	3.55	9/29/06	9,000,000	9,000,000
North Carolina--.5%				
Robeson County Industrial Facilities and Pollution				

Control Finance Authority, IDR (CB Systems, LLC Project) (LOC; Wachovia Bank)	3.51	9/7/06	3,865,000 a	3,865,000
Ohio--3.5%				
Athens County Port Authority, Housing Revenue (Housing for Ohio Inc. Project) (LOC; Wachovia Bank)	3.47	9/7/06	2,000,000 a	2,000,000
Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	3.50	9/7/06	20,000,000 a,b	20,000,000
Lima, HR (Lima Memorial Hospital Project) (LOC; Bank One)	3.48	9/7/06	2,205,000 a	2,205,000
Ohio Higher Educational Facility Commission, LR (Higher Educational Facility Pooled Program) (LOC; Fifth Third Bank)	3.48	9/7/06	2,000,000 a	2,000,000
Ohio Higher Educational Facility Commission, LR (Higher Educational Facility Pooled Program) (LOC; Fifth Third Bank)	3.48	9/7/06	500,000 a	500,000
Stark County Port Authority, Revenue (Community Action Agency Project) (LOC; Bank One)	3.65	9/7/06	1,050,000 a	1,050,000
Oklahoma--.6%				
Muskogee Medical Center Authority, Revenue (LOC; Bank of America)	3.46	9/7/06	4,850,000 a	4,850,000
Oregon--1.5%				
Roaring Fork Municipal Products LLC, Revenue (Insured; FGIC and Liquidity Facility; The Bank of New York)	3.56	9/7/06	7,700,000 a,b	7,700,000
Washington County Housing Authority, MFHR (Cedar Mill Project) (LOC; M&T Bank)	3.73	9/7/06	3,995,000 a	3,995,000
Pennsylvania--6.8%				
Beaver County Industrial Development Authority, EIR (BASF Corporation Project) (LOC; BASF AG)	3.72	9/1/06	6,700,000 a	6,700,000
Berks County Industrial Development Authority, Revenue (EJB Paving and Materials Co. Project) (LOC; Wachovia Bank)	3.56	9/7/06	945,000 a	945,000

Berks County Industrial Development Authority, Revenue (Richard J. Caron Foundation Project) (LOC; Wachovia Bank)	3.46	9/7/06	2,600,000 a	2,600,000
Dauphin County General Authority, Revenue (Education and Health Loan Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.46	9/7/06	4,335,000 a	4,335,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program II) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	3.44	9/7/06	25,000,000 a	25,000,000
East Hempfield Township Industrial Development Authority, IDR (Mennonite Home Project) (LOC; M&T Bank)	3.52	9/7/06	11,700,000 a	11,700,000
Schuylkill County Industrial Development Authority, RRR, Refunding (Northeastern Power Company Project) (LOC; Dexia Credit Locale)	3.50	9/1/06	1,995,000 a	1,995,000
South Carolina--2.0%				
South Carolina Association of Governmental Organizations, COP, TAN	4.25	4/13/07	10,000,000	10,019,620
South Carolina Public Service Authority, Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.47	9/7/06	5,555,000 a,b	5,555,000
Tennessee--2.0%				
Clarksville Public Building Authority, Pooled Financing Revenue (Tennessee Municipal Bond Fund) (LOC; Bank of America)	3.58	9/1/06	16,000,000 a	16,000,000
Texas--14.3%				
Harris County, CP (Liquidity Facility; Bank of Nova Scotia)	3.60	11/9/06	17,000,000	17,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.68	9/7/06	15,000,000	15,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.72	11/16/06	6,000,000	6,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.62	1/10/07	10,000,000	10,000,000

Houston Industrial Development Corporation, Air Cargo Revenue (Aero Houston East, LP Project) (LOC; Bank One)	3.53	9/7/06	4,740,000 a	4,740,000
Revenue Bond Certificate Series Trust Various States, Housing Revenue (Greens) (GIC; AIG Funding Inc.)	3.83	9/7/06	4,310,000 a,b	4,310,000
Revenue Bond Certificate Series Trust Various States, Housing Revenue (Pebble Brooke) (GIC; AIG Funding Inc.)	3.83	9/7/06	7,000,000 a,b	7,000,000
San Antonio, Water System Revenue, CP (Liquidity Facility; Bank of America)	3.60	9/6/06	20,000,000	20,000,000
Texas Public Finance Authority, GO Notes, Refunding	6.00	10/1/06	3,300,000	3,306,187
Texas Public Finance Authority, Revenue, CP (Liquidity Facility; Texas Public School)	3.55	9/13/06	18,000,000	18,000,000
Victory Street Public Facility Corporation, MFHR (Uvalde Ranch Apartments) (LOC; Bank of America)	3.50	9/7/06	6,650,000 a	6,650,000

Utah--.6%

Utah Water Finance Agency, Revenue (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.47	9/7/06	5,000,000 a	5,000,000

Virginia--2.3%

Ashland Industrial Development Authority, IDR (Tru-Wood Cabinets Project) (LOC; Regions Bank)	3.52	9/7/06	3,655,000 a	3,655,000
Charles City County Economic Development Authority, SWDR (Waste Management Inc. Project) (LOC; JPMorgan Chase Bank)	3.46	9/7/06	4,500,000 a	4,500,000
Virginia Housing Development Authority, Commonwealth Mortgage Revenue	3.80	11/14/06	10,000,000	10,000,000

Washington--4.8%

Chelan County Public Utility District Number 001, Consolidated Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.50	9/7/06	6,980,000 a,b	6,980,000
Metropolitan Washington Airport				

Authority, CP (LOC; Bank of America)	3.65	9/14/06	9,500,000	9,500,000
Port of Seattle, Revenue (Merlots Program) (Insured; FGIC and Liquidity Facility; Wachovia Bank)	3.50	9/7/06	5,455,000 a,b	5,455,000
Washington Economic Development Finance Authority, SWDR (Cedar Grove Composing Project) (LOC; Wells Fargo Bank)	3.50	9/7/06	5,490,000 a	5,490,000
Washington Housing Finance Commission, MFHR (Cambridge Apartments Project) (LOC; U.S. Bank NA)	3.50	9/7/06	10,120,000 a	10,120,000

West Virginia--.4%

Pendleton County, IDR (Greer Steel Project) (LOC; PNC Bank)	3.49	9/7/06	400,000 a	400,000
Ritchie County, IDR (Simonton Building Products Inc.) (LOC; PNC Bank)	3.53	9/7/06	2,800,000 a	2,800,000

Wisconsin--5.9%

Monona Grove School District, BAN	4.32	12/1/06	13,845,000	13,871,011
Nekoosa School District, GO, BAN	3.75	10/1/06	7,500,000	7,501,400
Park Falls, IDR (Weather Shield Project) (LOC; Bank One)	3.53	9/7/06	4,925,000 a	4,925,000
Wisconsin Health and Educational Facilities Authority, Revenue (Beloit Memorial Hospital, Inc.) (Insured; Radian Group and Liquidity Facility; Marshall and Ilsley Bank)	3.62	9/1/06	10,475,000 a	10,475,000
Wisconsin Health and Educational Facilities Authority, Revenue (Reedsburg Area Medical Center Inc.) (LOC; Fifth Third Bank)	3.62	9/1/06	9,775,000 a	9,775,000

Wyoming--5.7%

Campbell County, IDR (Two Elk Power Generation Station Project) (GIC; Royal Bank of Canada)	3.55	11/30/06	27,300,000	27,300,000
Campbell County, IDR (Two Elk Power Generation Station Project) (LOC; Citibank NA)	3.55	11/30/06	18,000,000	18,000,000

Total Investments (cost $811,727,170)			**102.8%**	**811,727,170**

Liabilities, Less Cash and Receivables	**(2.8%)**	**(21,726,860)**
Net Assets	**100.0%**	**790,000,310**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2006, these securities amounted to $188,447,182 or 23.9% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance